

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2020

Mohit Kabra
Group Chief Financial Officer
MakeMyTrip Ltd
19th Floor, Building No. 5
DLF Cyber City
Gurugram, India, 122002

      Re: MakeMyTrip Ltd
          Form 20-F for Fiscal Year Ended March 31, 2019
          Filed July 23, 2019
          File No. 1-34837

Dear Mr. Kabra:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Energy & Transportation